EXHIBIT 6.12

INSERTION ORDER AND TERMS AND CONDITIONS

Monthly Tropical Racing, Inc. Optimize Internal Email Insertion Order

Type of Insertion: Monthly Email Insertion Order

Start Date: Jan 3, 2023

Deliverables: Sponsored Ad Emails, 1 Live Event Per Month, 1 Weekend sent to all lists a month, email coverage for company news during the month

●	Total Invoice Billed Monthly
	○	Payment Breakdown:
		■	Bill Each Month: $7,500
		■	Contract Style - Auto-Renewal on the 3rd of every month for 3 months
		■	Cancellations Policy: Written notice 7 Days Prior to the Renewal Date.

Company Name: Tropical Racing, Inc.

Company Address: 1740 Grassy Springs Road Versailles, Kentucky 40383

Billing Contact Information: Troy Levy

Contact email: troy@tropicalracing.com

RADAi (hereinafter “Advertiser”) desires to purchase:

Monthly Optimize Email Insertion Order

Advertiser shall pay to RagingBull.com, LLC (hereinafter “RagingBull”) based on the payment schedule above outlined in this Insertion Order and attached Terms and Conditions. RagingBull may, at any time and in its sole discretion, refund any unused portion of the retainer to Advertiser, and shall be released from liability for providing the equivalent amount of ad space to Advertiser. Advertiser warrants that it has authority to bind Advertiser as well as companies it may represent whose ad is being placed.

Advertiser agrees to be bound by the terms and conditions found in Appendix A of this insertion order and any subsequent insertion orders, including the requirements that all advertising content, including but not limited to audio, written, multimedia and/or web content, was subject to competent legal counsel review and that Advertiser certifies that such content complies with all statutes, ordinances, codes, or regulations, federal, state, and local.

IN WITNESS WHEREOF, the parties have duly executed this Insertion Order on  1/5/2023

ADVERTISER

/s/ Troy Levy
Name: Troy Levy
Title: president

RAGINGBULL.COM, LLC

/s/ Jeff Bishop
Name: Jeff Bishop
Title: President and CEO

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Appendix A

TERMS AND CONDITIONS

The Advertiser agrees to be bound by the following TERMS AND CONDITIONS, which may not be amended or altered without the expressed written consent of RagingBull:

1.

Assumption of Risk. While RagingBull makes assurances that it will perform its duties according to this insertion order, RagingBull, its employees, or assigns will NOT guarantee or predict an outcome of its efforts. RagingBull, offers no assurances or guarantees stated or implied. All risk is assumed by the Advertiser.

2.

Content Review and Approval. RagingBull reserves the right to review and approve all creatives and email copy (“Advertising Materials”) prior to its release. Advertiser is responsible for the content of all Advertising Materials, including any Advertising Materials it creates or created by Raging Bull personnel which are covered by these Terms and Conditions. RagingBull will not be responsible for timeliness of content release due to delays in the review and approval process. Advertiser agrees that all Advertising Materials, including but not limited to audio, written, multimedia and/or web content, are true and accurate, based on public information, and were subject to competent legal counsel review. Advertiser certifies that such content complies with all statutes, ordinances, codes, or regulations, federal, state, and local.

3.	IP Rights. Advertiser certifies and warrants that it has the appropriate legal rights to all intellectual property contained in Advertising Materials.

4.

Trademark Usage. Neither Advertiser, nor RagingBull will use the other’s trade name, trademarks, logos, or Ads in any public announcement (including, but not limited to, in any press release) regarding the existence or content of these terms or an insertion order without the other’s prior written approval.

5.

Compliance. RagingBull reserves the right within its discretion to reject any content for which the Advertising Materials, software code associated with the Advertising Materials (e.g. pixels, tags, JavaScript), or the website to which the Advertising Materials are linked, in RagingBull’s sole reasonable judgment, do not comply with any applicable law, regulation, or other judicial or administrative order. In addition, RagingBull reserves the right within its discretion to reject or remove from its emails any Advertising Materials to which it is linked are, or may tend to bring, disparagement, ridicule, or scorn upon RagingBull provided that if RagingBull has reviewed and approved such Advertising Materials prior to their use in its emails, RagingBull will not immediately remove such Advertising Materials before making commercially reasonable efforts to acquire mutually acceptable alternative Advertising Materials or linked content from Advertiser. Advertiser acknowledges that it has been informed that Raging Bull has entered into a Consent Order with the New Hampshire Bureau of Securities Regulation, which is available at https://sos.nh.gov/media/y4tdtdt3/enforceord_com2018-000019.pdf.

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6.

Positioning. Positioning of Advertisements is at the discretion of RagingBull, except where a request for a specific preferred position is acknowledged by RagingBull in writing RagingBull will provide at least 10 business days’ prior notification of any material changes to agreed-upon placement position of an Advertisement. A material change is defined as any change in placement that would materially change the target audience or significantly affect the placement specified in the Insertion Order, if any. Should such a modification occur, Advertiser may immediately cancel the remainder of the buy without penalty within ten (10) days of being notified of such change by RagingBull.

7.	Data Use Restrictions.

i.

Advertiser must ensure any data collected, received or derived from an ad (“Advertising Data”) is only shared with someone acting on advertiser’s behalf, such as a service provider and such data is handled in accordance with state and federal law. Advertiser is responsible for ensuring service providers protect any Advertising Data or any other information obtained from us, limit their use of all of that information, and keep it confidential and secure.

ii.	Advertiser must not use Advertising Data for any purpose, except on an aggregate and anonymous basis and only to assess the performance and effectiveness of your advertising campaigns.

iii.

Advertiser must not use Advertising Data, to build, append to, edit, influence, or augment user profiles, including profiles associated with any mobile device identifier or other unique identifier that identifies any particular user, browser, computer or device.

iv.	Advertiser must not transfer any Advertising data (including anonymous, aggregate, or derived data) to any ad network, ad exchange, data broker or other advertising or monetization related service.

8.

Indemnification. Advertiser is solely responsible for its content and operation. Advertiser shall indemnify and hold harmless, RagingBull against any and all liability or loss, and against all claims or actions based upon or arising out of the relationship between the Advertiser and RagingBull, or based upon any violation of any statute, ordinance, code, or regulation, and the defense of any such claims or actions.

9.

Legal Fees. Should RagingBull incur legal fees and/or costs to defend against any lawsuits, agency actions, consumer complaints or any investigations by a private or governmental agency in regards or relation to Advertiser’s creatives, content, offer or other communication; Advertiser shall be liable for 100% (one-hundred percent) of those reasonable legal fees and/or costs. RagingBull is obligated to notify Advertiser of any lawsuits, agency actions, consumer complaints or any investigations by a private or governmental agency in regards or relation to Advertiser’s creatives, content, offer or other communication,

10.	Termination

i.

Without Cause. Either Advertiser or RagingBull may terminate the Agreement, with 30 days’ prior written notice to RagingBull, without penalty. RagingBull, however, reserves the right to at any time, and in its sole discretion, refund any unused portion of the retainer to Advertiser, and shall be released from liability for providing the equivalent amount of ad space to Advertiser.

ii.

For Cause. Either Advertiser or RagingBull may terminate the Agreement at any time if the other party is in material breach of its obligations hereunder, which breach is not cured within 10 days after receipt of written notice thereof from the non-breaching party, except as otherwise stated in these terms with regard to specific breaches.

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11.

Governing Law, Jurisdiction, and Venue. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Delaware other than its conflict of laws principles. The parties agree that in the event that any suit or proceeding is brought in connection with this Agreement, such suit or proceeding shall be brought in the state or federal courts located in New Castle County, Delaware, and the parties shall submit to the exclusive jurisdiction of such courts and waive any and all jurisdictional, venue and inconvenient forum objections to such courts.

12.

Force Majeure. RagingBull is not liable for delays in delivery and/or non-delivery in the event of an Act-of-God, action by any government or quasi-governmental entity, fire, flood, insurrection, riot, explosion, embargo, strikes whether legal or illegal, labor or material shortage, transportation interruption of any kind, work slow-down or any condition beyond the control of RagingBull affecting production or delivery in any manner.

13.

Entire Agreement. This instrument sets forth the entire agreement among the parties and supersedes all prior agreements, whether written or oral. All parts of Section titles or Paragraph captions of this Agreement are for convenience only, and shall not be deemed part of this Agreement, and in no way define, limit, augment, extend, or describe the scope, content, or intent of any part or parts of this Agreement.

14.

Binding Effect and Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their representatives, successors, and assigns; provided, however, that this provision shall not be construed as permitting assignment, substitution, delegation, or other transfer of rights or obligations by either party except upon the prior written consent of both parties hereto.

15.	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall have the force and effect of an original, and all of which shall constitute but one document.

16.

Successors and Assigns. This Agreement and all the covenants, terms, conditions and provisions contained herein shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

17.

Delegation. Neither this Agreement nor any of the rights, interests, or obligations under this Agreement may be assigned or delegated by any party, without the prior written consent of all other Parties. Furthermore, this Agreement is not intended to confer any rights or benefits to any entity other than to the parties.

18.	Modifications. This Agreement may not be changed, modified, or terminated orally and may only be done so upon a written agreement signed by an authorized member of each party.

19.

Severability. In the event that any condition, covenant, or other provision herein contained is held to be invalid or void by any court of competent jurisdiction, the same shall be deemed severable from the remainder of this Agreement and shall in no way affect any other covenant or condition herein contained. If such condition, covenant, or other provision shall be deemed invalid due to its scope or breadth, such provision shall be deemed valid to the extent of the scope or breadth permitted by law.

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